Exhibit 99.1

Le Gaga Second Half and Fiscal Year 2014 Earnings Release September 24, 2014

HONG KONG, September 24, 2014 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the second half and fiscal year ended June 30, 2014.1

Highlights of the Six Months and Fiscal Year Ended June 30, 2014

•	Revenue increased by 3.7% to RMB401.1 million (US$64.7 million) for the six months ended June 30, 2014, compared to RMB386.8 million a year ago. Revenue increased by 0.7% to RMB580.5 million (US$93.6 million) in FY2014, compared to RMB576.3 million in FY2013.

•	Loss for the period was RMB42.1 million (US$6.8 million) for the six months ended June 30, 2014, compared to a loss of RMB13.9 million a year ago. Profit for the year decreased by 63.3% to RMB56.1 million (US$9.0 million), compared to a profit of RMB153.1 million in FY2013.

•	Adjusted profit for the period[2] (non-IFRS measure) increased by 10.1% to RMB134.6 million (US$21.7 million) for the six months ended June 30, 2014, compared to RMB122.3 million a year ago. Adjusted profit for the year decreased by 5.5% to RMB157.6 million (US$25.4 million) in FY2014, compared to RMB166.8 million in FY2013. A reconciliation of the adjusted profit for the period/year to (loss)/profit for the period/year determined in accordance with IFRS is set forth in Appendix V.

•	Adjusted EBITDA[3] (non-IFRS measure) increased by 19.1% to RMB204.8 million (US$33.0 million) for the six months ended June 30, 2014, compared to RMB172.0 million a year ago. Adjusted EBITBA increased by 10.6% to RMB288.9 million (US$46.6 million) in FY2014, compared to RMB261.3 million in FY2013. A reconciliation of the adjusted EBITDA to (loss)/profit for the period/year determined in accordance with IFRS is set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of comprehensive income.
[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment, prepayments and receivables, natural disaster loss and offering expenses charged to the statement of comprehensive income.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

•	Basic and diluted loss per share were RMB1.91 cents (0.31 US cents) for the six months ended June 30, 2014. Basic and diluted loss per ADS[4] were RMB95.50 cents (15.39 US cents) for the six months ended June 30, 2014.

•	Basic and diluted earnings per share were RMB2.55 cents (0.41 US cents) for FY2014. Basic and diluted earnings per ADS were RMB127.50 cents (20.55 US cents) for FY2014.

•	Cash generated from operating activities decreased by 12.5% to RMB175.1 million (US$28.2 million) for the six months ended June 30, 2014, compared to RMB200.0 million a year ago. Cash generated from operating activities decreased by 2.4% to RMB252.6 million (US$40.7 million) in FY2014, compared to RMB259.0 million in FY2013.

•	Revenue-per-mu decreased to RMB14,876 (US$2,398) for the six months ended June 30, 2014, compared to RMB15,384 a year ago. Revenue-per-mu decreased to RMB22,174 (US$3,574) in FY2014, compared to RMB24,547 in FY2013.

•	Production output increased to 95,347 metric tons for the six months ended June 30, 2014, compared to 88,983 metric tons a year ago. Production output increased to 150,231 metric tons in FY2014, compared to 138,212 metric tons in FY2013.

•	Our product mix shifted further towards solanaceous vegetables for the six months ended June 30, 2014 as well as for FY2014. Solanaceous vegetables sold to third parties in the PRC mainland represented 92% of total revenue for the six months ended June 30, 2014, compared to 76% of total revenue a year ago. Solanaceous vegetables sold to third parties in the PRC mainland represented 86% of total revenue in FY2014, compared to 65% of total revenue in FY2013.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland decreased by 0.5% to RMB4.20/kg for the six months ended June 30, 2014, compared to RMB4.22/kg a year ago. ASP of vegetables sold to third parties in the PRC mainland decreased by 5.3% to RMB3.86/kg for FY2014, compared to RMB4.07/kg for FY2013.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

•	Total arable land as of June 30, 2014 was 31,042 mu (2,070 hectare), representing an increase of 1,638 mu compared to December 31, 2013, and an increase of 1,660 mu compared to June 30, 2013.

•	Total greenhouse area as of June 30, 2014 was 12,096 mu (806 hectare), representing an increase of 263 mu compared to December 31, 2013 and an increase of 133 mu compared to June 30, 2013.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “We are pleased with the progress we made during fiscal year 2014 in upgrading our farms to the soil-less production system. We saw a strong increase in production volume of solanaceous vegetables, despite the operational disruption caused by the switch to the new system as well as the loss of a number of greenhouses at our Huidong farm due to a typhoon in September 2013. Our revenue for the second half as well as fiscal year ended 30 June 2014 did not materially increase compared to the same periods last year, primarily due to lower average selling prices. The lower selling prices were a result of the overall slowdown of the Chinese economy, leading to reduced demand of high end vegetables. Furthermore, more customers picked up the produce at our farms, compared to a year ago, which leads to lower selling prices because no transportation expenses were charged to these customers.

Although we did not add much greenhouse area, we did upgrade a substantial area of greenhouses to the new soil-less production system. We also replaced part of the damaged greenhouses at our Huidong farm and have a substantial area of land under construction among various cultivation bases. We added over 1,800 mu of land during the fiscal year and our land expansion plans are on track.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “We mitigated the effect of lower market prices by further upgrading our product mix towards solanaceous products. Our focus on high value products, which typically have higher selling prices but lower volume, remains important because four of our major expenses, including labor, fertilizer, packing and transportation, are all proportionally related to production volume.

Our adjusted cost of goods sold slightly increased year over year as a result of higher depreciation due to more greenhouse area, and partially offset by lower direct material costs, such as fertilizers, from the shift of product mix to solanaceous vegetables which have a higher gross margin. A large negative net impact of biological assets fair value adjustment was recorded for the six months ended June 30, 2014. The negative net impact was due to the completion of the solanaceous production cycle, which resulted in a switch from high value solanaceous crops on our fields at the end of December to lower value leafy crops as well as a smaller area of crops on our fields at the end of June. Our operating cash flow during the last six months as well as the fiscal year was lower compared to last year primarily due to the longer turnover days of trade receivables outstanding as at June 30, 2014.”

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Summary of Operating Data

	As of Jun 30, 2013	As of Dec 31, 2013	As of Jun 30, 2014
Arable land
- Operating land	25,213 mu (1,681 hectare)	26,405 mu (1,760 hectare)	26,696 mu (1,780 hectare)
- Land under construction or reserved (1)	4,169 mu (278 hectare)	2,999 mu (200 hectare)	4,346 mu (290 hectare)
- Total	29,382 mu (1,959 hectare)	29,404 mu (1,960 hectare)	31,042 mu (2,070 hectare)

Greenhouse area (2)
- Total	11,963 mu	11,833 mu	12,096 mu
	(798 hectare)	(789 hectare)	(806 hectare)

Greenhouse area as a percentage of
- Operating land	47.4%	44.8%	45.3%
- Total arable land	40.7%	40.2%	39.0%

	Six Months Ended June 30,		Fiscal Year Ended June 30,
	2013	2014	2013	2014
Total production output (metric tons)	88,983	95,347	138,212	150,231
Production yield (metric tons per mu)	3.5	3.5	5.9	5.7
Revenue-per-mu (RMB)	15,384	14,876	24,547	22,174

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of June 30, 2014, we had 2,000 mu of newly leased land and 2,346 mu of land which we plan to return.

(2)	As of June 30, 2013, there were 450 mu bamboo-made greenhouses and 11,513 mu steel-made greenhouses.

As of December 31, 2013, there were 450 mu bamboo-made greenhouses and 11,383 mu steel-made greenhouses.

As of June 30, 2014, there were 433 mu bamboo-made greenhouses and 11,663 mu steel-made greenhouses.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Financial Results for the Second Half and Fiscal Year Ended June 30, 2014

Revenue increased by 3.7% to RMB401.1 million (US$64.7 million) for the six months ended June 30, 2014, compared to RMB386.8 million a year ago. The increase in revenue was due to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased 7.2% to 26,960 mu for the six months ended June 30, 2014, compared to 25,144 mu a year ago.

Revenue increased by 0.7% to RMB580.5 million (US$93.6 million) for FY2014, compared to RMB576.3 million for FY2013. The increase in revenue was due to an increase in our land area, greenhouse area and open field utilization. Our average operating land increased 11.5% to 26,179 mu for FY2014, compared to 23,476 mu for FY2013.

Our average selling price was lower for the second fiscal half as well as for FY2014 when compared to a year ago, primarily due to (1) overall lower market prices due to lower demand for high end vegetables and (2) more customers picked up the produce at our farms, which resulted in lower selling prices because no transportation cost were included in such sales transactions. This resulted in a decrease in revenue-per-mu from RMB15,384 for the six months ended June 30, 2013 to RMB14,876 (US$2,398) for the six months ended June 30, 2014, and a decrease in revenue-per-mu from RMB24,547 for FY2013 to RMB22,174 (US$3,574) for FY2014.

	Six Months Ended June 30,				Fiscal Year Ended June 30,
	2013		2014		2013		2014
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)

PRC revenue[5]
Solanaceous	76%	4.78	92%	4.38	65%	4.76	86%	4.01
Leafy	14%	3.03	5%	2.74	21%	3.17	8%	2.80
Cruciferous	8%	2.89	2%	2.82	11%	3.04	5%	3.39
Others	2%	5.44	0%	4.38	2%	4.72	1%	5.34

Sub-total	100%	4.22	99%	4.20	99%	4.07	100%	3.86
Hong Kong revenue	0%		1%		1%		0%

Total	100%		100%		100%		100%

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Our production volume of leafy and cruciferous vegetables dropped significantly as a result of (1) our continued specialization towards solanaceous products, (2) the conversion of a substantial area of greenhouses to the soil-less production system, which is less suited to leafy and cruciferous production, and (3) the reduced leafy and cruciferous production due to the much higher labor cost of leafy and cruciferous vegetable production.

Cost of inventories sold increased by RMB12.8 million, or 3.9%, to RMB338.3 million (US$54.5 million) for the six months ended June 30, 2014, compared to RMB325.5 million a year ago. Cost of inventories sold decreased by RMB0.9 million, or 0.2%, to RMB493.3 million (US$79.5 million) for FY2014, compared to RMB494.2 million for FY2013.

Adjusted cost of inventories sold6 (non-IFRS measure) decreased by RMB9.8 million, or 6.9%, to RMB132.4 million (US$21.3 million) for the six months ended June 30, 2014, compared to RMB142.2 million a year ago. Adjusted cost of inventories sold as a percentage of revenue decreased from 36.8% for the six months ended June 30, 2013 to 33.0% for the six months ended June 30, 2014, primarily due to (1) our shift of product mix to solanaceous vegetables which have a higher gross margin, and (2) an increase in production efficiency resulting from enhanced horticultural know-how and soil-less plantation techniques.

Adjusted cost of inventories sold slightly increased by RMB0.6 million, or 0.3%, to RMB211.7 million (US$34.1 million) for FY2014, compared to RMB211.1 million for FY2013. Adjusted cost of inventories sold as a percentage of revenue slightly decreased from 36.6% for FY2013 to 36.5% for FY2014, primarily due to (1) our shift of product mix to solanaceous vegetables which have a higher gross margin, and (2) an increase in production efficiency resulting from enhanced horticultural know-how and soil-less plantation techniques, and partially off-set by the higher depreciation charges, as a percentage of revenue.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
Biological assets fair value adjustment included in cost of inventories sold	(183,263)	(205,872)	(33,186)	(283,170)	(281,648)	(45,401)

Changes in fair value less costs to sell of biological assets	49,620	57,310	9,239	277,504	272,419	43,913

Net impact of biological assets fair value adjustment	(133,643)	(148,562)	(23,947)	(5,666)	(9,229)	(1,488)

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net loss of RMB148.6 million was recognized arising from biological assets fair value adjustment for the six months ended June 30, 2014, as compared to a net loss of RMB133.6 million recognized a year ago.

The net loss of RMB148.6 million for the six months ended June 30, 2014 primarily arose from the harvesting activities of solanaceous products. As we ended the solanaceous products season and most solanaceous products had been harvested, we switched from a large area of high value solanaceous crops at the end of December (the immediately preceding reporting period end) to a smaller area of lower value leafy crops at our fields at the end of June, resulting in a negative net impact.

The larger negative net impact for the six months ended June 30, 2014 compared to that of a year ago was primarily due to a lower expected volume of crops on our fields on June 30, 2014, when compared with that of June 30, 2013, as we have reduced leafy production.

The net impact of biological assets fair value adjustment was a loss of RMB9.2 million for FY2014, primarily as a result of a lower expected volume of crops on our fields on June 30, 2014, when compared with that of June 30, 2013, due to our strategy of focusing more on the off-season (winter months) and the reduction of leafy production during the summer months. The larger negative net impact for FY2014, compared to FY2013, was due to the effect from increasing seasonality and reduction of leafy production during the summer months.

Our packing expenses decreased by RMB1.2 million, or 3.6%, to RMB32.1 million (US$5.2 million) for the six months ended June 30, 2014, compared to RMB33.3 million a year ago, primarily due to a decrease of RMB0.9 million in labor cost, as we have improved the efficiency in operation flows related to harvesting and packing tasks.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Our packing expenses decreased by RMB1.7 million, or 3.4%, to RMB46.1 million (US$7.4 million) for FY2014, compared to RMB47.8 million for FY2013, primarily due to a decrease of RMB2.0 million in labor cost, as we have improved the efficiency in operation flows related to harvesting and packing tasks.

Our land preparation costs increased by RMB11.9 million, or 40.1%, to RMB41.8 million (US$6.7 million) for the six months ended June 30, 2014, compared to RMB29.9 million a year ago, which was primarily due to (1) an increase in greenhouse area and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction as construction is getting increasingly complex with the installation of soil-less production systems and related irrigation.

Our land preparation costs increased by RMB11.6 million, or 20.7%, to RMB67.7 million (US$10.9 million) for FY2014, compared to RMB56.1 million for FY2013, which was primarily due to (1) an increase in greenhouse area and (2) an increase in the amount of land in reserve or under construction due to longer construction period for new farms under construction.

Our selling and distribution expenses decreased by RMB1.3 million, or 4.1%, to RMB30.7 million (US$4.9 million) for the six months ended June 30, 2014, compared to RMB32.0 million a year ago, as more customers picked up the produce at our farmland. As a result, less transportation costs were included in average selling prices.

Our selling and distribution expenses decreased by RMB1.2 million, or 2.8%, to RMB41.7 million (US$6.7 million) for FY2014, compared to RMB42.9 million for FY2013, which was primarily due to the decrease of RMB0.6 million in transportation costs, as more customers picked up the produce at our farmland. As a result, less transportation costs were included in average selling prices.

Our administrative expenses decreased by RMB4.5 million, or 20.6%, to RMB17.3 million (US$2.8 million) for the six months ended June 30, 2014, compared to RMB21.8 million a year ago, primarily due to (1) a decrease of RMB2.8 million in other tax expenses and (2) a decrease of RMB1.5 million in equity-settled share-based compensation.

Our administrative expenses decreased by RMB8.5 million, or 19.2%, to RMB36.1 million (US$5.8 million) for FY2014, compared to RMB44.6 million for FY2013, primarily due to (1) a decrease of RMB5.5 million in equity-settled share-based compensation and (2) a decrease of RMB2.8 million in other tax expenses.

Our impairment losses on property, plant and equipment, prepayments and receivables was RMB27.1 million for the six months ended June 30, 2014 as well as FY2014. This primarily related to the impairment of (1) RMB16.4 million for a small and less productive farm which we have decided to dispose of and (2) RMB7.3 million for an idle processing factory in Liaoyang, Liaoning Province.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Natural disaster loss of RMB62.6 million for FY2014 represents the loss resulting from the hit by super typhoon “Usagi” in September 2013 at our farm in Huidong, Guangzhou Province.

As a result of the foregoing factors, the loss for the six months ended June 30, 2014 was RMB42.1 million (US$6.8 million), compared to a loss of RMB13.9 million a year ago. Profit for the year decreased by RMB97.0 million, or 63.3%, to RMB56.1 million (US$9.0 million) for FY2014, compared to a profit of RMB153.1 million for FY2013.

Adjusted profit for the period increased by 10.1% to RMB134.6 million (US$21.7 million) for the six months ended June 30, 2014, compared to RMB122.3 million a year ago. Adjusted profit for the year decreased by 5.5% to RMB157.6 million (US$25.4 million) for FY2014, compared to RMB166.8 million for FY2013.

Basic and diluted loss per share were RMB1.91 cents (0.31 US cents) for the six months ended June 30, 2014. Basic and diluted loss per ADS were RMB95.50 cents (15.39 US cents) for the six months ended June 30, 2014.

Basic and diluted earnings per share were RMB2.55 cents (0.41 US cents) for FY2014. Basic and diluted earnings per ADS were RMB127.50 cents (20.55 US cents) for FY2014.

Our operating cash inflow decreased by RMB24.9 million, or 12.5%, to RMB175.1 million (US$28.2 million) for the six months ended June 30, 2014, compared to RMB200.0 million a year ago. The decrease in operating cash flow is a result of the offsetting effect of (1) a decrease of RMB37.8 million in cash received, primarily as a result of an increase in trade receivables outstanding as at June 30, 2014, compared to December 31, 2013, and (2) a decrease of RMB12.9 million in cash paid for our cost of revenue and operating expenses, compared to a year ago. The increase in trade receivables was primarily due to an increase in sales to institutional customers, which have longer credit terms.

Our operating cash inflow decreased by RMB6.4 million, or 2.4%, to RMB252.6 million (US$40.7 million) for FY2014, compared to RMB259.0 million for FY2013. The decrease in operating cash flow is a result of the offsetting effect of (1) a decrease of RMB13.6 million in cash received, primarily as a result of an increase in trade receivables outstanding as at June 30, 2014, compared to June 30, 2013, and (2) a decrease of RMB7.2 million in cash paid for our cost of revenue and operating expenses, compared to a year ago. The increase in trade receivables was primarily due to an increase in sales to institutional customers, which have longer credit terms.

Cash used in investing activities decreased by RMB157.4 million, or 64.2%, to RMB87.7 million (US$14.1 million) for the six months ended June 30, 2014, compared to RMB245.1 million a year ago. The net cash outflow of RMB87.7 million for the six months ended June 30, 2014 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB83.1 million, which consisted of (1) payment for construction of greenhouses of RMB37.1 million, (2) payment of RMB30.5 million for agricultural infrastructure, including RMB22.1 million for the conversion to soil-less production, and (3) payment for land improvements of RMB15.5 million.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Cash used in investing activities decreased by RMB156.9 million, or 37.2%, to RMB264.4 million (US$42.6 million) for FY2014, compared to RMB421.3 million for FY2013. The net cash outflow of RMB264.4 million for FY2014 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB256.3 million, which consisted of (1) payment for construction of greenhouses of RMB134.3 million, (2) payment of RMB101.4 million for agricultural infrastructure, including RMB46.2 million for the conversion to soil-less production, and (3) payment for land improvements of RMB20.6 million.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Business Outlook for the Fiscal Year Ending June 30, 2015

For the fiscal year ending June 30, 2015, the Company expects lower revenue per mu as compared to the fiscal year ended June 30, 2014, due to operational disruption resulting from the conversion of a large area of our greenhouses to the soil-less production system. The Company estimates its revenue for the fiscal year ending June 30, 2015 to be between RM600 million and RMB625 million, representing a year over year growth rate of approximately 3.4% to 7.7% for the fiscal year ending June 30, 2015 from the fiscal year ended June 30, 2014. This forecast reflects the Company’s current and preliminary estimate, which is subject to change. See “Safe Harbor Statements” below.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Sep 24, 2014 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 877 679 2987 (U.S. Toll Free)

•	+800 803 6152 (China Toll Free)

•	+852 3056 2688 (International)

•	Pass Code: 533669#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3060 0238

•	Passcode: 213463#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expect,” “intend” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Information Related to Certain Non-IFRS measures

This press release contains the following financial measures that differ from the comparable measures under International Financial Reporting Standards (IFRS): adjusted cost of inventories sold, adjusted profit for the period and adjusted EBITDA. Reconciliations between those non-IFRS measures and the comparable IFRS measures are included elsewhere in this press release. While we believe these measures are useful for investors to assess our financial results, these non-IFRS measures should not be considered substitutes for the most directly comparable IFRS measures. Additional information concerning non-IFRS measures are included in our filings with the Securities and Exchange Commission that are available in the “Investors – SEC Filings” section of our website, www.legaga.com.hk.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our statements of comprehensive income the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, natural disaster loss, offering expenses and impairment losses on property, plant and equipment, prepayments and receivables charged to the statement of comprehensive income. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, extraordinary losses from natural disasters, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, natural disaster loss, offering expenses and impairment losses on property, plant and equipment, prepayments and receivables charged to the statement of comprehensive income. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Le Gaga Second Half and Fiscal Year 2014 Earnings Release

September 24, 2014

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)
Revenue	386,812	401,063	64,650	576,274	580,500	93,575
Cost of inventories sold	(325,495)	(338,274)	(54,529)	(494,235)	(493,339)	(79,525)
Changes in fair value less costs to sell related to
Crops harvested during the period/year	34,709	51,066	8,232	260,928	267,822	43,172
Growing crops on the farmland at the period/year end	14,911	6,244	1,007	16,576	4,597	741
Total changes in fair value less costs to sell of biological assets	49,620	57,310	9,239	277,504	272,419	43,913
Packing expenses	(33,252)	(32,054)	(5,167)	(47,754)	(46,142)	(7,438)
Land preparation costs	(29,851)	(41,820)	(6,741)	(56,078)	(67,712)	(10,915)
Other income	971	914	147	1,830	1,745	281
Research and development expenses	(8,558)	(7,772)	(1,253)	(13,283)	(15,926)	(2,567)
Selling and distribution expenses	(32,013)	(30,699)	(4,949)	(42,899)	(41,687)	(6,720)
Administrative expenses	(21,782)	(17,290)	(2,787)	(44,631)	(36,072)	(5,815)
Impairment losses on property, plant and equipment, prepayments and receivables	—	(27,127)	(4,373)	—	(27,127)	(4,373)
Natural disaster loss	—	—	—	—	(62,614)	(10,093)
Other expenses	(793)	(707)	(114)	(797)	(874)	(141)

Results from operating activities	(14,341)	(36,456)	(5,877)	155,931	63,171	10,182
Finance income	5,066	258	42	8,382	1,208	195
Finance costs	(6,765)	(3,289)	(530)	(13,017)	(5,385)	(868)

Net finance costs	(1,699)	(3,031)	(488)	(4,635)	(4,177)	(673)
(Loss)/profit before taxation	(16,040)	(39,487)	(6,365)	151,296	58,994	9,509
Income tax credit/(expense)	2,097	(2,618)	(422)	1,840	(2,867)	(462)

(Loss)/profit for the period/year	(13,943)	(42,105)	(6,787)	153,136	56,127	9,047

(Loss)/earnings per share (in cents)
Basic	(0.63)	(1.91)	(0.31)	6.80	2.55	0.41

Diluted	(0.63)	(1.91)	(0.31)	6.80	2.55	0.41

Weighted average number of shares outstanding:
Basic	2,224,038,552	2,198,845,700		2,251,662,527	2,198,845,700

Diluted	2,224,038,552	2,198,845,700		2,252,439,907	2,198,845,700

(Loss)/earnings per ADS (in cents)
Basic	(31.50)	(95.50)	(15.39)	340.00	127.50	20.55

Diluted	(31.50)	(95.50)	(15.39)	340.00	127.50	20.55

Weighted average number of ADSs outstanding:
Basic	44,480,771	43,976,914		45,033,251	43,976,914

Diluted	44,480,771	43,976,914		45,048,798	43,976,914

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Financial Position

As of June 30, 2013 and 2014

	June 30, 2013	June 30, 2014
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	1,049,311	1,067,910	172,144
Construction in progress	70,508	104,722	16,881
Lease prepayments	1,171	1,111	179
Long-term deposits and prepayments	166,916	283,408	45,684
Biological assets	12,439	13,227	2,132
Deferred tax assets	2,321	2,894	467

Total non-current assets	1,302,666	1,473,272	237,487

Current assets
Biological assets	26,268	13,317	2,147
Inventories	14,941	17,398	2,805
Trade and other receivables	84,558	129,033	20,799
Pledged bank deposits	45,065	100,000	16,120
Cash	305,487	200,740	32,359

Total current assets	476,319	460,488	74,230

Total assets	1,778,985	1,933,760	311,717

Equity
Capital	644,397	644,397	103,875
Reserves	908,126	966,694	155,828

Total equity	1,552,523	1,611,091	259,703

Non-current liabilities
Deferred tax liabilities	—	2,369	382

Current liabilities
Bank loans	146,110	98,500	15,878
Trade and other payables	75,246	197,042	31,763
Loan from a shareholder	—	18,574	2,994
Current taxation	5,106	6,184	997

Total current liabilities	226,462	320,300	51,632

Total liabilities	226,462	322,669	52,014

Total equity and liabilities	1,778,985	1,933,760	311,717

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
(Loss)/profit before taxation	(16,040)	(39,487)	(6,365)	151,296	58,994	9,509

Adjustments for:
Amortization of lease prepayments	28	28	5	56	56	9
Depreciation	50,145	64,557	10,406	91,647	124,241	20,027
Equity settled share-based transactions	2,551	1,031	166	7,999	2,470	398
Changes in fair value less costs to sell of biological assets	(49,620)	(57,310)	(9,238)	(277,504)	(272,419)	(43,913)
Interest income	(1,126)	(320)	(52)	(2,084)	(775)	(125)
Interest expense	6,765	1,544	249	13,017	5,385	868
Net loss on disposal of property, plant and equipment and lease prepayments	19	338	54	21	338	54
Impairment losses on property, plant and equipment, prepayments and receivables	—	27,127	4,373	—	27,127	4,373
Natural disaster loss	—	—	—	—	62,614	10,093
Foreign exchange (gain)/loss	(3,811)	1,410	229	(5,529)	(901)	(145)

	(11,089)	(1,082)	(173)	(21,081)	7,130	1,148

Changes in current biological assets due to plantations	(104,046)	(85,883)	(13,844)	(206,499)	(206,456)	(33,280)
Changes in inventories, net of effect of harvested crops transferred to inventories	324,993	338,515	54,568	487,180	490,419	79,054
Increase in trade and other receivables	(15,796)	(68,827)	(11,095)	(19,914)	(49,033)	(7,904)
Decrease in long-term deposits and prepayments	5,041	2,582	416	11,451	8,388	1,352
Increase/(decrease) in trade and other payables	887	(10,234)	(1,650)	7,814	2,175	351

Cash generated from operations	199,990	175,071	28,222	258,951	252,623	40,721

Income tax paid	—	—	—	—	—	—

Net cash generated from operating activities	199,990	175,071	28,222	258,951	252,623	40,721

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	1,126	121	20	2,084	576	93
Plantations of non-current biological assets	(922)	(863)	(139)	(1,856)	(1,838)	(296)
Payment for the purchase of property, plant and equipment	(9,232)	(3,986)	(643)	(21,878)	(6,963)	(1,122)
Payment for construction in progress and prepayments for construction works	(271,024)	(83,133)	(13,401)	(399,657)	(256,321)	(41,318)
Proceeds from disposal of property, plant and equipment	—	149	24	—	149	24
Decrease in pledged bank deposits related to construction work	35,000	—	—	—	—	—

Net cash used in investing activities	(245,052)	(87,712)	(14,139)	(421,307)	(264,397)	(42,619)

Financing activities
Interest paid	(7,171)	(4,610)	(743)	(13,238)	(9,938)	(1,602)
Proceeds from bank loans	78,492	35,000	5,642	113,492	101,000	16,281
Repayments of bank loans	(52,011)	(55,875)	(9,007)	(52,011)	(147,650)	(23,801)
Increase in pledged bank deposits related to financing	(45,065)	(100,000)	(16,120)	(45,065)	(54,935)	(8,855)
Proceeds from loan from a shareholder	—	18,574	2,994	—	18,574	2,994
Payment for repurchase of shares	(27,101)	—	—	(37,923)	—	—

Net cash used in financing activities	(52,856)	(106,911)	(17,234)	(34,745)	(92,949)	(14,983)

Net decrease in cash	(97,918)	(19,552)	(3,151)	(197,101)	(104,723)	(16,881)

Cash at beginning of the period/year	404,626	220,136	35,485	504,506	305,487	49,244

Effect of foreign exchange rate changes	(1,221)	156	25	(1,918)	(24)	(4)

Cash at June 30	305,487	200,740	32,359	305,487	200,740	32,359

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(325,495)	(338,274)	(54,529)	(494,235)	(493,339)	(79,525)
Less: biological assets fair value adjustment	183,263	205,872	33,186	283,170	281,648	45,401

Adjusted cost of inventories sold	(142,232)	(132,402)	(21,343)	(211,065)	(211,691)	(34,124)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to (loss)/profit for the period/year

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period/year	(13,943)	(42,105)	(6,787)	153,136	56,127	9,047

Add:
Non-cash share-based compensation	2,551	1,031	166	7,999	2,470	398
Impairment losses from property, plant and equipment, prepayments and receivables	—	27,127	4,373	—	27,127	4,373
Natural disaster loss	—	—	—	—	62,614	10,093
Net impact of biological assets fair value adjustment	133,643	148,562	23,947	5,666	9,229	1,488

Adjusted profit for the period/year	122,251	134,615	21,699	166,801	157,567	25,399

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to (loss)/profit for the period/year

For the six months and fiscal year ended June 30, 2013 and 2014

	Six Months Ended June 30,			Fiscal Year Ended June 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
(Loss)/profit for the period/year	(13,943)	(42,105)	(6,787)	153,136	56,127	9,047
Add:
Amortization of lease prepayments	28	28	5	56	56	9
Depreciation	50,145	64,557	10,406	91,647	124,241	20,027
Finance costs	6,765	3,289	530	13,017	5,385	868
Income tax expense	(2,097)	2,618	422	(1,840)	2,867	462
Non-cash share-based compensation	2,551	1,031	166	7,999	2,470	398
Impairment losses from property, plant and equipment, prepayments and receivables	—	27,127	4,373	—	27,127	4,373
Natural disaster loss	—	—	—	—	62,614	10,093
Biological assets fair value adjustment included in cost of inventories sold	183,263	205,872	33,186	283,170	281,648	45,401
Less:
Finance income	(5,066)	(258)	(42)	(8,382)	(1,208)	(195)
Changes in fair value less costs to sell of biological assets	(49,620)	(57,310)	(9,239)	(277,504)	(272,419)	(43,913)

Adjusted EBITDA	172,026	204,849	33,020	261,299	288,908	46,570